Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
Resolute Energy Corporation
Ratio of Earning to Fixed Charges
(In thousands $)

				February 26, 2007
	Fiscal Year Ended December 31,			(inception) to
	2010	2009	2008	December 31, 2007
Earnings:
Income (loss) before income taxes	$8,574	$(65,130)	$6,041	$4,118
Fixed charges, excluding capitalized interest	6,905	2,205	40	10

Earnings	$15,479	$(62,925)	$6,081	$4,128

Fixed charges:
Interest expense, including capitalized interest	$5,317	$1,538	$—	$—
Estimate of interest within rental expense	2,047	667	40	10

Fixed charges	$7,364	$2,205	$40	$10

Ratio of earnings to fixed charges	2.1	(a )	152.0	412.8
Predecessor Resolute
Ratio of Earnings to Fixed Charges
(In thousands $)

	For the 267 Day
	Period Ended	Fiscal Year Ended December 31,
	September 24, 2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$(46,611)	$(108,666)	$(102,672)	$46,042
Fixed charges	19,948	35,813	37,226	23,238

Earnings	$(26,663)	$(72,853)	$(65,446)	$69,280

Fixed charges:
Interest expense	$18,416	$33,139	$35,898	$22,293
Estimate of interest within rental expense	1,532	2,674	1,328	945

Fixed charges	$19,948	$35,813	$37,226	$23,238

Ratio of earnings to fixed charges	(b )	(b )	(b )	3.0

(a)	Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency for the fiscal year ended December 31, 2009 was $65.1 million.

(b)	Ratio was less than 1.0; the coverage deficiency was $46.6 million for the 267 day period ended September 24, 2009, and $108.7 million and $102.7 million for the fiscal years ended December 31, 2008 and 2007 respectively.